CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 23, 2009

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: April 23, 2009	By	/s/ Daniel Salazar Ferrer, CFO__

Bachoco Announces Cash Dividend

Celaya, Guanajuato. Mexico, April 23, 2009

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE:IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, announced today that its Board of Directors approved a cash dividend payment for 2009 at the Company’s Annual Shareholder Meeting held on April 22, 2009 in Mexico City.

The cash dividend payment set by the Board amounts to Ps. 0.4168 per share outstanding and Ps. 5.0016 per ADS (an ADS equals to twelve shares).

The dividend will be paid in two equal installments of Ps. 0.2084 per share, equivalent to Ps. 2.5008 per ADS, on May 14 and July 9, 2009.

Company Description

Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs and balanced feed. The Company also participates in other businesses like swine, beef, margarine and turkey in Mexico. The Company’s headquarters are in Celaya, Guanajuato, located in Mexico’s central region.

Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the BMV (Bachoco) and on the NYSE (IBA).

For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

IR Contacts:	In New York:	Headquarters:

Daniel Salazar, CFO	Grayling	Industrias Bachoco, SAB de CV
Claudia Cabrera, IRO	Lucia Domville	Av. Tecnológico 401, Celaya,
Ph. 011 52(461)618 3555	Ph. (646) 284 9416	Gto. México, 38010
inversionistas@bachoco.net	ldomville@hfgcg.com	www.bachoco.com.mx